UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

E-HOUSE (CHINA) HOLDINGS LIMITED
Form 6-K

Page

Signature	3
EX-99.1 E-House Reports Record Sales Performance during October Holiday Period Despite Adverse Market Conditions

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited
	By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Chief Financial Officer
Date: October 10, 2008

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